Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES PROPOSAL TO DISTRIBUTE PROFITS

Medellin, Colombia, February 19, 2019

The Board of Directors of Bancolombia S.A (“Bancolombia”) approved the submission to the General Shareholders’ Assembly of a proposal to issue a dividend equal to COP $1,092 per share, to be paid as follows: COP $273 per share and per quarter on the following dates: April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837